Camtek Ltd. P.O. Box 544 Migdal Haemek 23150, Israel Tel: +972-4-604-8100 • Fax +972-4-6440523 E-Mail: info@camtek.co.il • Web site: http://www.camtek.co.il

July 13, 2004

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

    Re:
    Withdrawal of Camtek Ltd. Registration Statement on Form F-1
    (File No. 333-113208)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Camtek Ltd. (the "Company) hereby respectfully requests the withdrawal of the Company's registration statement on Form F-1 (File No. 333-113208) filed with the Securities and Exchange Commission (the "Commission") on March 2, 2004, as amended by Amendment Nos. 1 through 3 filed with the Commission by the Company on April 5, 2004, April 23, 2004 and May 12, 2004, respectivlely, and all exhibits filed thereto (the "Registration Statement"). The Company has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities have been sold pursuant to the Registration Statement.

        The Company requests in accordance with Rule 457(p) of the Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

        If you have any questions regarding this application for withdrawal, please do not hesitate to contact Richard H. Gilden (212-715-9486) or Michelle Lung (212-715-7535) of Kramer Levin Naftalis & Frankel LLP.

Sincerely,
CAMTEK LTD.
By:	/s/ RAFI AMIT Name: Rafi Amit Title: Chief Executive Officer